                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                               Indigo Energy, Inc.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   45567U 10 3
                             -----------------------
                                 (CUSIP Number)

                                 Joel K. Bloomer
                               Indigo Energy, Inc.
                               535 Westgate Drive
                             Napa, California 94558

                                 with copies to:
                             Stanley Moskowitz, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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---------------------                                                -----------
CUSIP NO. 45567U 10 3                                                Page 2 of 5
---------------------                                                -----------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JOEL K. BLOOMER
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                       7         SOLE VOTING POWER
                                 0
   NUMBER OF      --------------------------------------------------------------
     SHARES            8         SHARED VOTING POWER
  BENEFICIALLY                   3,400,000
 OWNED BY EACH    --------------------------------------------------------------
   REPORTING           9         SOLE DISPOSITIVE POWER
     PERSON                      0
      WITH        --------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 3,400,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,400,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES.*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          29.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                                -----------
CUSIP NO. 45567U 10 3                                                Page 3 of 5
---------------------                                                -----------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ELAINE L. COLLINS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                       7         SOLE VOTING POWER
  NUMBER OF                      0
    SHARES        --------------------------------------------------------------
 BENEFICIALLY          8         SHARED VOTING POWER
OWNED BY EACH                    3,400,000
  REPORTING       --------------------------------------------------------------
    PERSON             9         SOLE DISPOSITIVE POWER
     WITH                        0
                  --------------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 3,400,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,400,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES.*

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          29.6%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.001 per share, of Indigo Energy, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 535 Westgate Drive, Napa, California 94558.

Item 2.  Identity and Background.

         This statement is filed on behalf of the Joel K. Bloomer and Elaine L. Collins (together, the "Reporting Persons"), Mr. Bloomer is the Chairman of the Board of Directors of the Issuer, and Mrs. Collins is Mr. Bloomer's spouse. Mrs. Collins' occupation is an Associate University Professor. The Reporting Persons' business address is 535 Westgate Drive, Napa, California 94558. The principal business of the issuer is the developing, designing manufacturing and marketing of a reliable electrical backup power supply for the telecommunications industry.

         During the past five years, the Reporting Persons have not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which they have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         3,000,000 of the shares were issued in connection with the formation of the Issuer. Mrs. Collins purchased 400,000 shares in a private placement by the Company for $100,000.

Item 4.  Purpose of Transaction

         Other than as set forth above, the Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of June 15, 2001, the Reporting Persons owned 3,400,000 shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to vote and dispose of the ownership of 3,400,000 shares.

         (c) No sales were effected in open market transactions within the last 60 days.

         (d)  N/A

         (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Bloomer and Mrs. Collins are married, and as spouses share ownership of the Issuer securities.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 2001                 /s/ Joel Bloomer
                                        --------------------------
                                        Joel K. Bloomer


                                        /s/ Elaine Collins
                                        --------------------------
                                        Elaine L. Collins